January 8, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northern Genesis Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-1

Filed January 4, 2021

CIK No. 0001827980

Ladies and Gentlemen:

On behalf of Northern Genesis Acquisition Corp. II (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated January 6, 2021, relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed January 4, 2021

Manner of Conducting Redemptions, page 17

1.	Your amended and restated certificate of incorporation and revised disclosure at page 17 state that if you seek stockholder approval, you will complete your initial business combination only if “a majority of the then outstanding shares of common stock present and entitled to vote at the meeting to approve the business combination (or such greater number as may be required by applicable law or the rules of any applicable national securities exchange)” are voted in favor of the business combination. We note that your disclosure implies that the voting standard may be superseded by a higher voting standard. Please revise to clarify the voting standard under applicable law or advise.

We acknowledge the comment from the Staff and respectfully believe that the disclosure in the Form S-1 and the voting standard as described in the amended and restated certificate of incorporation (the “Articles”) is accurate and adequately disclosed.

Husch Blackwell LLP

January 8, 2021

Pursuant to the Articles, a Business Combination may include “any merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination involving the [Company] and one or more.” The Articles further provide if the company undertakes a proxy solicitation, the Company will consummate the Business Combination “only if a majority of the then outstanding shares of Common Stock present and entitled to vote at the meeting to approve the Business Combination (or such greater number as may be required by applicable law or the rules of any applicable national securities exchange) are voted for the approval of such Business Combination.”

As discussed with the Staff, one possible structure for a Business Combination is as a merger, which would likely require approval of a majority of the then outstanding shares of Common Stock pursuant to Delaware General Corporation Law §251. However, the definition of a Business Combination included in the Articles is broader than a merger for purposes of Delaware law. There are numerous ways in which a Business Combination could be structured that would not require stockholders to approve the transaction at the higher voting threshold required pursuant to Section 251. Under Delaware law, the default approval threshold for anything outside of a merger under Section 251 is a majority of the then outstanding shares present and entitled to vote at the meeting. For this reason, we believe it appropriate for the Articles to state that, if stockholder approval is sought, a Business Combination will be consummated only if a majority of the then outstanding shares of Common Stock present and entitled to vote at the meeting to approve the Business Combination, which is the lowest possible threshold that may apply, but also recognize (via the parenthetical) that certain structures may require a higher voting threshold and that the Company will comply with applicable law. We also believe it appropriate for the disclosure in the Form S-1 to be consistent with the language in the Articles. Any proxy statement related to such Business Combination will specify in detail the exact voting standard required for that particular structure.

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Please let us know of any additional comments or questions you may have. You may contact the undersigned at (816) 983-8000.

Sincerely,

HUSCH BLACKWELL LLP

Rebecca C. Taylor, Esq.

Husch Blackwell LLP